UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October 2022

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: October 6, 2022

CAMTEK LTD.

___________________________________________

NOTICE OF AN ANNUAL GENERAL MEETING OF SHAREHOLDERS

___________________________________________

TO BE HELD ON NOVEMBER 10, 2022

Dear Shareholder,

You are cordially invited to attend, and notice is hereby given of, an Annual General Meeting of Shareholders of Camtek Ltd. (the “Company”), to be held at the Company’s offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel (the “Company’s Offices”), on Thursday, November 10, 2022, at 4:00 PM (Israel time) (the “Meeting”) for the following purposes:

A)	To re-elect each of Messrs. Rafi Amit, Yotam Stern, Moty Ben Arie, I-Shih Tseng, Leo Huang and Ms. Orit Stav to serve as members of the Board of Directors of the Company;

B)	To approve the re-appointment of Mr. Rafi Amit as Chairman of the Board of Directors, while continuing to serve as the Company’s CEO;

C)	To approve an amendment to the Company's Articles of Association; and

D)
To approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent auditor for the fiscal year ending December 31, 2022 and for the year commencing January 1, 2023 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, upon the recommendation of the Audit Committee, to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.

At the Meeting, shareholders will also have an opportunity to discuss the independent auditor’s report and the audited consolidated financial statements of the Company for the year ended December 31, 2021; this item will not involve a vote of the shareholders.

Should changes be made to any item on the agenda for the Meeting after the publication of this proxy statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be submitted to the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and with the Israeli Securities Authority (the “ISA”).

Only shareholders of record at the close of business day on Wednesday, October 12, 2022, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to vote at the Meeting and at any postponements or adjournments thereof. All such shareholders are cordially invited to attend the Meeting in person.

We intend to hold the Meeting in person and all shareholders are cordially invited to attend the Meeting in person. However, we might hold the Meeting virtually on the above date and time instead of in person. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be submitted to the SEC on a Report on Form 6-K and with the ISA as promptly as practicable.

Whether or not you plan to attend the Meeting in person, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. A beneficial shareholder who holds his, her or its shares through a member of the Tel-Aviv Stock Exchange Ltd. (“TASE”), and intends to vote his, her or its shares by proxy, should deliver or mail (via registered mail) his, her or its completed proxy to the Company’s Offices, Attention: Chief Financial Officer, together with an ownership certificate confirming his, her or its ownership of the Company’s shares as of the record date, which certificate must be approved by the TASE member through which he, she or it holds the shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 2000, as amended. Each such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his, her or its address, if the shareholder so requests. Such a request must be made for a particular securities account, in advance. Alternatively, beneficial shareholders who hold shares through TASE members may vote electronically via the electronic voting system of the ISA (the “Electronic Voting System”) after receiving a personal identifying number, an access code and additional information regarding the Meeting from the TASE member through which he, she or it holds the shares and after carrying out a secured identification process, up to six (6) hours before the time fixed for the Meeting (i.e., by no later than 10:00 AM (Israel time) on Thursday, November 10, 2022). If applicable, a shareholder may request further instructions about such electronic voting from the TASE member through which he, she or it holds Company shares.

Execution and return of a shareholder’s proxy will not deprive such shareholder of his, her or its right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it any time before it is exercised.

Joint owners of shares should take note that, pursuant to Article 18.10(a)(3) of the Articles of Association of the Company, the joint owner whose name appears first in the Company’s Shareholders Register will be entitled to vote at the Meeting to the exclusion of any vote(s) of the other joint holder(s). If such joint owner does not vote, the joint owner whose name appears thereafter may vote, and so forth.

A proxy will be effective only if it is received at the Company’s Offices no later than twenty four (24) hours prior to the time of the Meeting (i.e., 4:00 PM (Israel time) on Wednesday, November 9, 2022), or – in case of a shareholder voting electronically through the Electronic Voting System, no later than six (6) hours prior to the time of the Meeting (i.e., 10:00 AM (Israel time) on Thursday, November 10, 2022).

By Order of the Board of Directors,

Rafi Amit

Chairman of the Board of Directors

October 6, 2022

- ii -

PROXY STATEMENT

CAMTEK LTD.

________________

AN ANNUAL GENERAL MEETING OF SHAREHOLDERS
 TO BE HELD ON NOVEMBER 10, 2022

This Proxy Statement is being furnished to the holders of ordinary shares, New Israeli Shekels (“NIS”) 0.01 nominal (par) value per share (the “Shares”), of Camtek Ltd. (“we”, “Camtek” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board” or “Board of Directors”) of proxies for use at the Company’s Annual General Meeting of Shareholders, or at any postponement or adjournment thereof (the “Meeting”).

PURPOSE OF THE ANNUAL GENERAL MEETING

The Meeting will be held on Thursday, November 10, 2022, at 4:00 PM (Israel time), at the Company’s offices, Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel (the “Company’s Offices”), for the following purposes:

A)	To re-elect each of Messrs. Rafi Amit, Yotam Stern, Moty Ben Arie, I-Shih Tseng, Leo Huang and Ms. Orit Stav to serve as members of the Board of Directors of the Company;

B)	To approve the re-appointment of Mr. Rafi Amit as Chairman of the Board of Directors, while continuing to serve as the Company’s CEO;

C)	To approve an amendment to the Company's Articles of Association; and

D)
To approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent auditor for the fiscal year ending December 31, 2022 and for the year commencing January 1, 2023 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, upon the recommendation of the Audit Committee, to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.

At the Meeting, shareholders will also have an opportunity to discuss the independent auditor’s report and the audited consolidated financial statements of the Company for the year ended December 31, 2021; this item will not involve a vote of the shareholders.

Should changes be made to any item on the agenda for the Meeting after the publication of this proxy statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be submitted to the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and with the Israeli Securities Authority (the “ISA”).

We intend to hold the Meeting in person and all shareholders are cordially invited to attend the Meeting in person. However, we might hold the Meeting virtually on the above date and time instead of in person. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be submitted to the SEC on a Report on Form 6-K and with the ISA as promptly as practicable.

RECORD DATE AND VOTING RIGHTS

Only holders of record of Shares at the close of business on Wednesday, October 12, 2022, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting and any adjournment or postponement thereof. At such time, each issued and outstanding Share will be entitled to one vote upon the matter to be presented at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specified by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. If a choice is not specified by a shareholder with respect to any proposal, the form of proxy will be voted “FOR” any such proposal and in the discretion of the proxies with respect to all other matters which may properly come before the Meeting and any and all adjournments thereof. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

A beneficial shareholder who holds his, her or its shares through a member of the Tel-Aviv Stock Exchange (“TASE”), and intends to vote his, her or its shares by proxy, should deliver or mail (via registered mail) his, her or its completed proxy to the Company’s Offices, attention: Chief Financial Officer, together with an ownership certificate confirming his, her or its share ownership as of the record date, which certificate must be approved by the TASE member through which he, she or it holds the shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 2000, as amended. Each such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his, her or its address, if the shareholder so requests. Such a request must be made for a particular securities account, in advance. Alternatively, beneficial shareholders who hold shares through TASE members may vote electronically via the electronic voting system of the ISA (the “Electronic Voting System”), after receiving a personal identifying number, an access code and additional information regarding the Meeting from the TASE member through which they hold shares and after carrying out a secured identification process, up to six (6) hours before the time set for the Meeting (i.e., by no later than 10:00 AM (Israel time) on Thursday, November 10, 2022). If applicable, a shareholder may request further instructions about such electronic voting from the TASE member through which he, she or it holds Company shares.

Execution and return of a shareholder’s proxy will not deprive such shareholder of his, her or its right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it any time before it is exercised.

Joint owners of shares should take note that, pursuant to Article 18.10(a)(3) of the Articles of Association of the Company, the joint owner whose name appears first in the Company’s Shareholders Register will be entitled to vote at the Meeting to the exclusion of any vote(s) of the other joint holder(s). If such joint owner does not vote, the joint owner whose name appears thereafter may vote, and so forth.

A proxy will be effective only if it is received at the Company’s Offices no later than twenty-four (24) hours prior to the time of the Meeting (i.e., 4:00 PM (Israel time) on Wednesday, November 9, 2022), or – in case of a shareholder voting electronically through the Electronic Voting System, no later than six (6) hours prior to the time of the Meeting (i.e., 10:00 AM (Israel time) on Thursday, November 10, 2022).

A shareholder may revoke the authority granted by execution of his, her or its proxy at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date; (ii) electronically voting through the Electronic Votic System at a later date; or (iii) voting in person at the Meeting. However, attendance at the Meeting will not in and of itself constitute revocation of proxy, and if a shareholder attends the Meeting and does not elect to vote in person, his, her or its proxy or electronic voting through the Electronic Voting System will not be revoked.

Proxies for use at the Meeting are being solicited by the Board chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation for such solicitation, may solicit proxies by telephone, email or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.

QUORUM

Two (2) or more shareholders, present in person, by proxy, or voting through the Electronic Voting System, and holding together Shares conferring in the aggregate twenty five percent (25%) or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within half an hour from the time set for the Meeting a quorum is not present, the Meeting shall stand adjourned to Thursday, November 17, 2022, at the same time and place. At such adjourned meeting, if a quorum is not present within half an hour from the time set for the adjourned meeting, the adjourned meeting will take place regardless of whether a quorum is present.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL
 SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information, as of  September 30, 2022, regarding: (i) persons or entities known to the Company to beneficially own more than five percent (5%) of the Company’s issued and outstanding Shares; (ii) each “office holder”1, as such term is defined in the Israeli Companies Law, 1999 (the "Companies Law") of the Company (the “Office Holders”) known to the Company to beneficially own more than one percent (1%) of the Company’s issued and outstanding Shares; and (iii) all Office Holders as a group.

The information contained in the table below has been obtained from the Company’s records or disclosed in public filings with the SEC.

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Shares listed below have sole investment and voting power with respect to such Shares.

Total “Number of Shares Beneficially Owned” in the table below include Shares that may be acquired by an entity, individual or group upon the exercise of options that are either currently exercisable or will become exercisable, and Restricted Share Units (“RSUs”) which have vested or will vest, within sixty (60) days of September 30, 2022. The Shares that may be issued under these options and RSUs are deemed to be outstanding for purpose of determining the percentage of ownership of such individual or group, but are not deemed to be outstanding for the purpose of determining the percentage of ownership of any other individual or group shown in the table.

1 The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, the chief business officer, the vice chief executive officer, the deputy chief executive officer, any other person fulfilling or assuming any of the foregoing positions without regard to such person's title, and any manager who is directly subordinated to the chief executive officer.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percent of Shares Beneficially Owned(2)
Priortech Ltd. (“Priortech”)(3)	9,363,787	21.10%
Chroma ATE Inc. (“Chroma”)(4)	7,817,440	17.61%
Migdal Insurance & Financial Holdings Ltd (5)	3,420,170	7.70%
Yotam Stern(7)	17,000	0.03%
Rafi Amit(8)	67,428	0.15%
Leo Huang(9)	-	-
Office Holders as a Group (10)	214,230	0.48%

(1)	The total number of options which are exercisable, or will become exercisable, and RSUs which will vest, within 60 days of September 30, 2022, held by the persons included in the above table is 9,814.

(2)	Based upon 44,384,531 Shares issued and outstanding as of September 30, 2022.

(3)
28.8% of the voting equity in Priortech is subject to a voting agreement. As a result of this agreement, and due to the fact that there are no other shareholders holding more than 50% of the voting equity in Priortech, Messrs. Rafi Amit, Yotam Stern, David Kishon, and Hanoch Feldstien and the estates of Itzhak Krell (deceased), Zehava Wineberg (deceased) and Haim Langmas (deceased), may be deemed to control Priortech. The voting agreement does not provide for different voting rights for Priortech than the voting rights of other holders of our Shares. Priortech’s principal executive offices are located at South Industrial Zone, Migdal Ha’Emek 23150, Israel.

(4)
Based on the Schedule 13G filed by Chroma on August 5, 2019, which presented ownership as of June 19, 2019. The 7,817,440 Shares reported under such Schedule 13G by Chroma are beneficially owned by Chroma. Chroma’s principal address is No. 88, Wenmao Rd., Guishan Dist., Taoyuan City 333001, Taiwan.

(5)
Based on the Schedule 13G filed by Migdal Insurance & Financial Holdings Ltd. (“Migdal”) on February 2, 2022, which presented ownership as of December 31, 2021. Of the 3,420,170 Shares reported as beneficially owned by Migdal (i) 3,420,170 Shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by direct and indirect subsidiaries of Migdal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii)  562,365 Shares are held by companies for the management of funds for joint investments in trusteeship, each of which operates under independent management and makes independent voting and investment decisions, and (iii) 0 are beneficially held for their own account (Nostro account). Migdal’s principal business address is 4 Efal Street; P.O. Box 3063; Petach Tikva 49512, Israel.

(6)
Mr. Yotam Stern directly owns 17,000 of our Shares. However, as Mr. Stern may be deemed to control Priortech, he may also be deemed to beneficially own the Shares of the Company held by Priortech. Mr. Amit disclaims such beneficial ownership of such Shares.

(7)
Mr. Amit directly owns 67,428 any of our Shares. In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Amit may be deemed to control Priortech, he may also be deemed to beneficially own the Shares of the Company held by Priortech. Mr. Amit disclaims such beneficial ownership of such Shares.

(8)
Mr. Huang does not directly own any of our Shares. Based on information we received from Chroma Mr. Huang is considered a controlling person with regard to Chroma, accordingly Mr. Huang may be deemed to beneficially own the Shares of the Company held by Chroma. Mr. Huang disclaims beneficial ownership of such Shares.

(9)
Our Office Holders as a group directly own 204,416 of our Shares (and 9,814 options, which are exercisable or will become exercisable, and RSUs which will vest, within 60 days of September 30, 2022). Each of our Office Holders, other than Messrs. Amit and Stern (as a result of their beneficial interest in Shares owned by Priortech) and Mr. Huang (as a result of his beneficial interest in the Shares owned by Chroma), beneficially owns less than 1% of our outstanding Shares (including options held by each such person which have vested or will vest, and RSUs that will vest, within 60 days of September 30, 2022) and have therefore not been listed separately.

ITEM A

RE-ELECTION OF SIX (6) DIRECTORS

Background

The Company’s Amended and Restated Articles of Association (the “Articles”) provide that the number of directors to serve on our Board shall be no less than five (5) and no more than ten (10) directors. The Board is currently comprised of eight (8) members, six (6) of whom are serving terms that expire at the conclusion of the Meeting.

Each director (other than external directors, whose tenure is determined in accordance with  the provisions of the Companies Law) is elected at each annual general meeting for a term of approximately one year, commencing upon his or her appointment by our shareholders and ending at the conclusion of the next annual general meeting of shareholders and until his or her respective successor has been elected, or until his or her office is vacated earlier in accordance with the provisions of the Companies Law and the Articles.

In addition, Priortech and Chroma entered into a voting agreement pursuant to which they vote together in the Company’s shareholders meetings and have joint control over the Company (the “Voting Agreement”). Under the Voting Agreement, Chroma is entitled to nominate up to two (2) individuals for service on the Board and Priortech is entitled to nominate up to three (3) individuals for service on the Board.

Re-election of Currently Serving Directors

Pursuant to the recommendation of our Nomination Committee, it is proposed that each of Messrs. Rafi Amit, Yotam Stern, Moty Ben-Arie, I-Shih Tseng, Leo Huang and Ms. Orit Stav be re-elected to serve as our directors, for a term of approximately one year, until the conclusion of the 2023 annual general meeting of the Company’s shareholders and until his or her respective successor has been elected, or until his or her office is vacated earlier in accordance with the provisions of the Companies Law and the Articles.

In accordance with Israeli law, a nominee for service as a director must submit a declaration to the Company, prior to his or her election, specifying that he or she has the requisite qualifications to serve as a director, and the ability to devote the appropriate time to performing his or her duties as such. The Company has received a declaration in writing from each of the nominees for re-election, confirming that he or she possesses the requisite skills and expertise, as well as sufficient time, to perform his or her duties as a director of the Company. The Company is not aware of any reason why any of the six nominees, if re-elected, would be unable to serve as a director. Except for the Voting Agreement, the Company is not aware of any other understanding or agreement with respect to the future election of any of the proposed nominees.

The following are brief biographies of each of the six nominees, based upon the records of the Company and information furnished by each nominee:

Rafi Amit has served on our Board since 1987, as our Chairman of the Board since June 2019 and as our Chief Executive Officer since January 2014. Between 2010 and March 2017, Mr. Amit also served as our Active Chairman of the Board of Directors. Previously, Mr. Amit served as our Chief Executive Officer from January 1998 until August 2010 and as Chairman of the Board of Directors from 1987 until April 2009. Since 1981, Mr. Amit has also served as the President and director of Priortech and has been the Chairman of the Board of Directors of Priortech since 1988. From 1981 until 2004, Mr. Amit served as Priortech’s Chief Executive Officer. Mr. Amit holds a B.Sc. in Industrial Engineering and Management from Technion - Israel Institute of Technology.

Yotam Stern has served on our Board since 1987. Mr. Stern also served as the Chairman of our Board of Directors from May 2009 until August 2010. From 2001 until 2012, Mr. Stern served as our Executive Vice President, Business & Strategy. From 1998 until 2001, Mr. Stern served as our Chief Financial Officer. Mr. Stern served in the past as the Chief Financial Officer of Priortech and has been serving as a director of Priortech since 1985 and as its Chief Executive Officer since 2004. Mr. Stern holds a B.A. in Economics from Hebrew University of Jerusalem.

Moty Ben-Arie has served on our Board of Directors since March 2017. From March 2017 until the 2019 annual general meeting, Mr. Ben-Arie served as the Chairman of the Board of Directors. Mr. Ben-Arie is the co-founder and serves as the chairman of the board of directors of Invisicare Ltd. Mr. Ben-Arie has served as a consultant to entrepreneurs and investors since 2014. Previously, Mr. Ben-Arie served as the chief executive officer of Sital Technology from 2012 until 2014. From 2006 until 2011, Mr. Ben-Arie also served as a managing partner of Vertex Ventures, where he focused on investments in Israeli-related hi-tech companies and evaluation of companies in the field of telecommunication, IT, test equipment, medical equipment and multidisciplinary systems. During these years, Mr. Ben-Arie served as a member of the fund investment committee, managed investments in several companies and served as a board member in companies in their early stages, including Color Chip Inc., Multiphi, Expand Networks, Comability and Ethos Networks. From 2000 until 2006, Mr. Ben-Arie also served as a partner of Walden Israel Ventures, where he focused on investments in Israeli-related hi-tech companies. During these years, Mr. Ben-Arie managed investments in several companies and served as a board member in companies from early stage, including Color Chip Inc. and Passave. From 1998 until 2000, Mr. Ben-Arie served as a director in Radcom Ltd., as a consultant in Walden Israel, and financed seed phases for new startups. From 1991 until 1998, Mr. Ben-Arie served as the co-founder and chief executive officer of Radcom Ltd., Israel. From 1978 until 1982, Mr. Ben-Arie served as an electronic engineer and a project manager in Elisra Ltd. Mr. Ben-Arie holds a Masters in Business Administration from Tel Aviv University, and a B.Sc. in Electrical Engineering from the Technion - Israel Institute of Technology.

Orit Stav has served on our Board since September 2020.  Ms. Stav is an experienced investment manager with 20 years of experience in the field of Venture Capital & Private Equity, as well as in the technology sector. Ms. Stav is a co-founder and serves as a managing partner at Israel Innovation Partners, a business advisory firm that specializes in building business relationship between global companies and Israeli technology start-ups. Currently, Ms. Stav serves as a board member in Altshuler Shaham Properties Ltd., Hadasit Bio Technologies Holdings Ltd., Doral Group Renewable Energy Resources Ltd., Aran Research and Development Ltd, ORT Technologies Ltd, A. Luzon Real Estate & Finance Ltd and Ya’acobi Brothers Group (YSB) Ltd. From 2014 until 2015, Ms. Stav served as a managing partner of EVA Ventures venture capital. From 2010 until 2012, Ms. Stav served as a country manager in Wimdu GmbH, an international internet company. From 2006 until 2009 she served as an investment manager in Siemens Venture Capital, and from 1998 until 2005 served as an investment partner in Platinum Neurone Ventures, PNV, an Israeli venture capital fund. Ms. Stav Holds a Masters in Business Administration from the University of Hertfordshire, UK and a B.A. in Economics and Management from Tel Aviv University.

Leo Huang has served on our Board as a representative of Chroma since June 2019. Mr. Huang co-founded Chroma in 1984 and has been serving as chairman of the board of directors of Chroma since October 1984. Mr. Huang was the QA Engineer of TIMEX Corp. from 1975 to 1977 and served as the Sales Manager of Philips Electronics Industries (Taiwan) Ltd. from 1978 to 1984. Mr. Huang holds a Bachelor’s degree in Electronics Engineering from National Chiao Tung University.

I-Shih Tseng has served on our Board as a representative of Chroma since June 2019. Mr. Tseng joined Chroma in 1998, serving as a director since June 2012 and as Business Unit President of Chroma since July 2007. Mr. Tseng was a Research Assistant at Pennsylvania State University from 1986 to 1992 and served as the Project Manager of Institute for Information Industry from 1992 to 1998. Mr. Tseng holds a PhD degree in Mechanical Engineering from Pennsylvania State University.

Directors’ Independency

Under the Nasdaq Listing Rules, a majority of our directors is required to be independent. Our Board determined that each of Messrs. Stern, Ben-Arie, Tseng and Huang and Ms. Stav qualifies as an independent director as defined in the Nasdaq Listing Rules (in addition to our two external directors, who also qualify as such). Further, our Audit Committee has classified each of Mr. Ben-Arie and Ms. Stav as an “Independent Director” in accordance with the Companies Law, based on their declarations that they comply with the independence criteria set under the Companies Law (in addition to our two external directors, who also qualify as such).

Directors’ Compensation

Pursuant to Israeli law, any arrangement between the Company and a director regarding such director’s terms of office and employment (as a director or in other capacities in which he or she is engaged with the Company) must generally be consistent with the Company’s compensation policy, which was last approved by the Company’s shareholders on August 18, 2021 (the “Compensation Policy” and the “2021 AGM”), and generally requires the approval of the Company’s Compensation Committee (the “Compensation Committee”), Board and shareholders, in that order.

As Messrs. Amit, Stern and Huang are nominated pursuant to the Voting Agreement, and are deemed to control the Company through their controlling interest in Priortech (Messrs. Amit and Stern) and Chroma (Mr. Huang), and Mr. Tseng is also nominated pursuant to the Voting Agreement, they do not and shall not receive any compensation (either in cash or equity) in consideration for their service as directors. For clarification purposes, Mr. Amit will continue to receive compensation for his service as our CEO, subject to shareholder approval (see Item B below).

Cash

Subject to the approval of their re-election for service as directors of the Company, Ms. Stav and Mr. Ben-Arie will receive cash remuneration in the same amounts as paid to our two (2) external directors, Messrs. Yael Andorn and Yossi Shacham-Diamand. These amounts include an annual fee, per-meeting participation fee for participation in meetings of the Board and its committees, and reimbursement of travel expenses for participation in a meeting which is held outside of their place of residence, in the following amounts: NIS 130,000 (approximately $36,692 based on the representative NIS/USD exchange rate published by the Bank of Israel on September 30, 2022 (the “Exchange Rate”)) as annual fee, NIS 3,500 (approximately $987, based on the Exchange Rate) as participation fee, per meeting, for participation in meetings of the Board and its committees in person, NIS 2,100 (approximately $592, based on the Exchange Rate) as participation fee, per meeting, for participation in meetings of the Board and its committees by electronic means and NIS 1,750 (approximately $494, based on the Exchange Rate) for each written resolution.

The above-mentioned cash remuneration is in line with the Compensation Policy, according to which each of the Company’s non-executive (non-controlling) directors is entitled to receive cash fees that include annual and participation fees.

As these amounts are in the range between the fixed amounts of the annual and participation fees, as set forth in regulations promulgated under the Companies Law in connection with compensation to external directors (the “Remuneration Regulations”), based on the amount of the Company’s capital, and the maximum amounts of such fees set forth in the Companies Regulations (Alleviation for Public Companies Whose Shares are Traded on a Stock Exchange Outside of Israel), 2000 (the “Alleviation Regulations”), they are exempt from shareholder approval, in accordance with the Israeli Companies Regulations (Relief From Related Party Transactions), 2000 (the “Relief Regulations”).

Equity

Subject to their re-election, and subject to shareholder approval for the grant of equity awards to each of our non-controlling directors, each of Ms. Stav and Mr. Ben-Arie shall be entitled to a yearly grant of equity in a value of $50,000 as approved at our 2021 AGM (the “Annual Equity Grant”).

The Annual Equity Grant is comprised of an equal mix of options to purchase Shares at an exercise price equal to the “Market Value” (as defined below) (the “Market-Value Options”) and RSUs. The actual number of Market-Value Options and RSUs to be granted each year, bearing the foregoing $50,000 value, shall be determined based on the average closing price per Share as quoted on the NASDAQ Stock Market during the 30 consecutive calendar days preceding the date of grant (the “Market Value”).

The Annual Equity Grant will be granted at the date of this Meeting (“Date of Grant”). The exercise price of the Market-Value Options will be equal to the Market Value. In addition, the Annual Equity Grant shall be subject to time-based vesting and will vest in one installment on the date of the annual general meeting of shareholders following the Date of Grant, provided that at such time the applicable grantee is still a director of the Company. The exercise period of the Market-Value Options shall be seven (7) years from the Date of Grant. The rest of the terms of the Annual Equity Grant shall be in accordance with the Company’s 2018 Share Incentive Plan.

The Annual Equity Grant is in line with the Compensation Policy, according to which each of our directors may be entitled to receive equity-based compensation, the annual value of which shall not exceed $100,000. Also, the Compensation Policy includes a provision according to which the equity based compensation of each of the Company’s directors shall vest in quarterly installments; however, our Compensation Committee and Board decided that the Annual Equity Grant shall only vest after an approximately one-year cliff, thus ensuring that in case a director’s service is terminated prior to the end of his or her term, for any reason, any unvested equity shall be forfeited upon such termination date.

Indemnification, Exemption and Insurance

In addition to the above, each of the six (6) nominees for re-election for service as a director shall be entitled to continue to be a party to the same indemnification and exemption agreements as entered into by the Company with all Office Holders serving from time to time (the “Indemnification and Exemption Agreement”), and will also continue to be insured under the Company’s directors and officers insurance policies, as all Office Holders of the Company.

Board Diversity

We are dedicated to ensuring equality and diversity in our Company. Our Board of Directors has no specific policy on director diversity. However, the Board reviews diversity of viewpoints, background, experience, accomplishments, education and skills when evaluating nominees. In addition, NASDAQ’s recently adopted Board Diversity Rule is a disclosure standard designed to encourage a minimum board diversity objective for companies and provide shareholders with consistent, comparable disclosures concerning a listed company’s current board composition. Once the Board Diversity Rule has become effective in August 2022, a company that is a “foreign private issuer” (as defined in SEC rules) like Camtek is required to initially have, or explain why it does not have, at least one director who self-identifies as female, an underrepresented minority or LGBTQ+. Our current board composition is in compliance with these requirements. Each term used above and in the matrix below has the meaning given to it in NASDAQ Listing Rule 5605(f). The matrix below provides certain highlights of the composition of our Board members based on self-identification as of September 30, 2022:

Board Diversity Matrix (As of September 30, 2022)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	8
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	8

Required Vote

The affirmative vote of the holders of the Shares representing a majority of the voting power present at the Meeting, in person, by proxy, or through the Electronic Voting System, and voting thereon, is required for the re-election of each of Messrs. Rafi Amit, Yotam Stern, Moty Ben-Arie, I-Shih Tseng, Leo Huang and Ms. Orit Stav to serve on our Board.

The re-election of each of these six (6) nominees will be voted upon separately at the Meeting.

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Mr. Rafi Amit be, and he hereby is, re-elected for service as a director for a term of approximately one year, until the conclusion of the 2023 annual general meeting of the Company’s shareholders and until his successor has been elected, or until his office is vacated earlier in accordance with the provisions of the Companies Law and the Articles”;

“FURTHER RESOLVED, that Mr. Yotam Stern be, and he hereby is, re-elected for service as a director for a term of approximately one year, until the conclusion of the 2023 annual general meeting of the Company’s shareholders and until his respective successor has been elected, or until his office is vacated earlier in accordance with the provisions of the Companies Law and the Articles”;

“FURTHER RESOLVED, that Mr. Moty Ben-Arie be, and he hereby is, re-elected for service as a director for a term of approximately one year, until the conclusion of the 2023 annual general meeting of the Company’s shareholders and until his respective successor has been elected, or until his office is vacated earlier in accordance with the provisions of the Companies Law and the Articles”;

“FURTHER RESOLVED, that Ms. Orit Stav be, and she hereby is, re-elected for service as a director for a term of approximately one year, until the conclusion of the 2023 annual general meeting of the Company’s shareholders and until her respective successor has been elected, or until her office is vacated earlier in accordance with the provisions of the Companies Law and the Articles”;

“FURTHER RESOLVED, that Mr. Leo Huang be, and he hereby is, re-elected for service as a director for a term of approximately one year, until the conclusion of the 2023 annual general meeting of the Company’s shareholders and until his respective successor has been elected, or until his office is vacated earlier in accordance with the provisions of the Companies Law and the Articles”; and

“FURTHER RESOLVED, that Mr. I-Shih Tseng be, and he hereby is, re-elected for service as a director for a term of approximately one year, until the conclusion of the 2023 annual general meeting of the Company’s shareholders and until his respective successor has been elected, or until his office is vacated earlier in accordance with the provisions of the Companies Law and the Articles”.

The Board recommends a vote FOR the approval of the proposed resolutions.

As each of the nominees for re-election has a personal interest in the foregoing proposed resolutions regarding his or her respective re-election, each of them refrained from making a recommendation with respect to his or her own re-election.

In addition, as a result of the Voting Agreement, Messrs. Amit, Stern, Tseng and Huang have refrained from making a recommendation with respect to the re-election of each other.

ITEM B

RE-APPOINTMENT OF CEO AS CHAIRMAN OF THE BOARD

Background

Mr. Amit, the Company’s CEO, resumed his position as chairman of the Board (“Chairman”), a position he held from August 2010 until March 2017, in the framework of the Chroma Transaction which was closed on June 19, 2019 (and further detailed under Item 4A. of the Company’s annual report on Form 20-F for the year ended December 31, 2021 (filed with the SEC on March 15, 2022)). Chroma saw, and still sees, great importance in Mr. Amit, as the leading figure in Camtek, holding both CEO and Chairman of the Board positions in light of the significance of the Chairman’s role in representing the Company to investors as well as customers, especially in the Asian market. Accordingly, Mr. Amit was reappointed as our Chairman at the 2019 annual general meeting, and as Chairman, led the successful consummation of the Chroma Transaction.

Currently, Camtek’s main market is the Asian market. Similarly to Chroma, Asian customers, service providers, governmental entities and other third parties there, value Mr. Amit’s official position as the Chairman of Camtek’s Board; Negotiations and understandings are based on interpersonal relationships and holding both positions strengthen Mr. Amit’s standing in these interactions. Mr. Amit is perceived as the ultimate figure to deal with and as the one who has the power and authority to make official statements and to close transactions on behalf of the Company. As a result, negotiations are more efficient and smooth and transactions are more easily closed. In addition, when communicating with investors of all types, Mr. Amit enjoys greater leverage and appreciation due to his official positions.

General

In accordance with the provisions of the Companies Law, our Audit Committee and Board of Directors (with Mr. Amit and Mr. Stern not participating in the Board resolution) resolved, in their separate meetings held on October 1, 2022, and October 2, 2022, that subject to shareholder approval for his re-election as director at the Meeting, Mr. Amit shall continue to serve as Chairman, while serving as the Company’s CEO, until the 2025 annual general meeting of the Company’s shareholders.

Our Audit Committee and Board believe that Mr. Amit, with his long-standing understanding and experience in the markets in which the Company operates, including long established relationships with investors and customers in said markets, is best suited to lead the Board in its strategic path to efficiently expand the Company's current market share.

In accordance with sections 95(a) and 121(c) of the Companies Law, in order for Mr. Amit to resume position as Chairman of the Board, while continuing to serve as CEO, shareholder approval must be obtained, which approval may be given for renewable periods not exceeding three (3) years each.

Approval of the re-appointment of Mr. Rafi Amit as Chairman of the Board is now being sought from the Company’s shareholders.

It is hereby clarified that Mr. Amit shall not be entitled to any compensation in connection with his service as our Chairman of the Board and that he will continue to be entitled to the same employment structure and compensation terms, relating to his role as our CEO, as were re-approved by our shareholders in the 2021 Annual General Meeting.

Required Vote

The affirmative vote of holders of the majority of the Shares represented and voting on this proposal at the Meeting in person, by proxy or by electronic voting, is required for the approval of the foregoing resolution. In order to approve the above-mentioned proposal, the majority of the Shares voted in favor of this proposal cannot be held by “controlling shareholders” or shareholders with a “personal interest” in the approval of such proposal, not taking into account any abstentions, and the total number of Shares referred to above voting against such proposal cannot exceed two percent (2%) of the aggregate voting rights in the Company (a “Disinterested Majority”).

The Companies Law requires that each shareholder voting on a proposed resolution requiring a Disinterested Majority indicate whether or not he or she is a controlling shareholder or has a personal interest in the proposed resolution. Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other Office Holder of the company, and a person is deemed to have a personal interest if any member of the shareholder’s immediate family, or the immediate family of a shareholder’s spouse, has a personal interest in the adoption of the proposal. In addition, a shareholder is deemed to have a personal interest if a company, other than Camtek, which is affiliated with such shareholder, has a personal interest in the adoption of the proposal. Such company is a company in which the shareholder or a member of his or her immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns five percent (5%) or more of the outstanding shares. However, a shareholder is not deemed to have a personal interest in the adoption of the proposal if such shareholder’s interest in such proposal arises solely from his, her or its ownership of Shares, or to a matter that is not related to a relationship with a controlling shareholder.

Please note that we consider it highly unlikely that any of our shareholders (other than Chroma, Priortech, Messrs. Amit and Stern, who are deemed to control Priortech, and Mr. Huang who is deemed to control Chroma) is a controlling shareholder, or has a personal interest in the approval of the above-mentioned proposal. However, as required under Israeli law, the enclosed form of proxy requires that each shareholder specifically indicate whether he, she or it is, or is not, a controlling shareholder or has a personal interest in the approval of such proposal. Without indicating to this effect, we will not be able to count your vote in determining whether the above Disinterested Majority approval requirements are satisfied.

RESOLVED, that subject to his re-election as a director at the Meeting, Mr. Rafi Amit, be, and he hereby is, re-appointed to serve as Chairman of the Board of Directors, while continuing to serve as CEO, for a period of three (3) years".

The Board recommends a vote FOR the approval of the proposed resolution.

As Mr. Amit is deemed to have a personal interest in the foregoing proposed resolution, he refrained from making a recommendation with respect thereto.

In addition, as a result of the Voting Agreement, Messrs. Stern, Tseng and Huang have refrained from making a recommendation with respect to the re-appointment of Mr. Amit as Chairman.

ITEM C

AMENDMENT TO THE COMPANY'S ARTICLES OF ASSOCIATION

Background

The Company's existing Articles contain certain provisions relating to the establishment of committees of the Board. It is proposed to amend one of these provisions in order to clarify it, as detailed below.

General

The proposed amendment to the Articles is in Section 19.9(a) and it is marked in the revised version of the Articles attached to this Proxy Statement as Exhibit A (the "Amended Articles").

Committees of the Board of Directors: Section 19.9(a) describes the roles and procedures of the committees to be established by the Board. According to Section 110(c) of the Companies Law, a board of directors may establish a consulting or recommending advisory board committee without delegating any of its powers and authorities to such committee, and the members of such a committee should not necessarily be members of the board of directors, unless otherwise determined in the company’s articles of association. To clarify our ability to appoint such advisory committees, the members of which do not necessarily serve as our directors, we propose to clarify in the Amended Articles that the Board shall be entitled to appoint members to such committees as it deems fit.

Required Vote

The affirmative vote of the holders of Shares representing a majority of the voting power present at the Meeting, in person, by proxy or by electronic voting, and voting thereon, is required for the approval of the Amended Articles.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Amended Articles, in the form attached as Exhibit A to the Proxy Statement for the 2022 Annual General Meeting of Shareholders, be approved, and the Company's Articles of Association be reinstated and replaced by such Amended Articles".

The Board recommends a vote “FOR" approval of the proposed resolution.

ITEM D

RE-APPOINTMENT OF INDEPENDENT AUDITOR

Background

The Companies Law and our Articles provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of the shareholders of the Company, and that the independent auditor serve in this position until immediately following the date of the next annual general meeting, or until such later time as determined at the annual general meeting, provided that the auditor shall serve no longer than until the end of the third annual general meeting after the annual general meeting in which such auditor was appointed. An independent auditor who has completed a period of appointment as aforesaid may be reappointed. The Company may appoint several auditors to conduct the audit jointly. In the event the position of an auditor has become vacant, and the Company does not have an additional auditor, the Board shall convene a special meeting of shareholders as soon as possible to appoint an auditor.

General

At the Meeting, shareholders will be asked to re-appoint Somekh Chaikin, a member firm of KPMG International (“Somekh Chaikin”), as independent auditor of the Company, for the fiscal year ending December 31, 2022 and for the year commencing January 1, 2023 and until the next annual general meeting of shareholders, and to authorize the Company’s Board, upon the recommendation of the Audit Committee, to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.

Somekh Chaikin was first appointed as the Company’s independent auditor at the 2006 annual general meeting of shareholders. Over the years, and until 2022, Somekh Chaikin served as joint independent auditor of the Company, but as a sole auditor for all SEC filings.

The Company’s Audit Committee and Board of Directors have reviewed and are satisfied with the performance of Somekh Chaikin. Accordingly, the Board of Directors recommended the re-appointment of Somekh Chaikin as the Company’s sole independent auditor for the fiscal year ending December 31, 2022 and for the year commencing January 1, 2023 and until the next annual general meeting of shareholders, and to authorize the Company’s Board, upon the recommendation of the Audit Committee, to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.

The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by the Company’s independent auditor, Somekh Chaikin. These services may include audit services, tax services and other consulting services. Additional services may be pre-approved by the Audit Committee on an individual basis. Once services have been pre-approved, the Company’s independent auditor and management then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

According to the Articles, the Board is authorized to determine, following the recommendation of the Audit Committee, the basis of the Company’s independent auditor’s compensation in accordance with the volume and nature of the services rendered by him. The following table presents iinformation regarding the aggregate amount of fees paid by the Company to Somekh Chaikin for their services to the Company for the fiscal year ended December 31, 2021:

Services Rendered	Fees
Audit fees[1]	$334,850
Tax[2]	$36,500
Total	$371,350

Approval of the re-appointment of Somekh Chaikin as the Company’s independent auditor is now being sought from the Company’s shareholders.

Required Vote

The affirmative vote of holders of Shares representing a majority of the Ordinary Shares present at the Meeting, in person, by proxy or through the Electronic Voting System, is required for the re-appointment of Somekh Chaikin as independent auditor of the Company for the fiscal year ending December 31, 2022 and until immediately following the next annual general meeting of shareholders, and for authorizing the Board, following the Audit Committee’s recommendation, to determine the independent auditor’s fees for the term of his appointment.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that: (i) Somekh Chaikin, a member firm of KPMG International, be re-appointed as the independent auditor of the Company, for the fiscal year ending December 31, 2022 and until immediately following the 2023 annual general meeting of shareholders; and (ii) the Board shall be authorized to determine the fees for Somekh Chaikin, at the Audit Committee’s recommendation, for the term of their appointment, according to the nature and volume of their services.”

The Board recommends a vote FOR the approval of the proposed resolution.

[1]
Audit fees for the year ended December 31, 2021 were for professional services rendered for the integrated audit of the Company’s annual consolidated financial statements and its internal controls over financial reporting (2021 audit of consolidated financial statements) and services that are normally provided by independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

[2]	Tax fees for the year ended December 31, 2021 relate to tax compliance, planning and advice.
[3]
Fees for audit related services for the year ended December 31, 2021 are fees for professional services rendered in connection with the audit and other assignments, including consultancy and consents, provided in the framework of the underwritten public offering and related prospectus supplements filed by the Company with the SEC.

DISCUSSION OF THE AUDITOR’S REPORT AND

THE COMPANY’S AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR 2021

At the Meeting, shareholders will also have an opportunity to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2021, as required by the Companies Law. This item will not involve a vote of the shareholders.

The Company’s 2021 audited consolidated financial statements and auditor’s report, as well as the Company’s annual report on Form 20-F for the year ended December 31, 2021 (filed with the SEC on March 15, 2022), may be viewed on the Company’s website: http://www.camtek.com, through the EDGAR website of the SEC at www.sec.gov, through the ISA’s electronic filing system at: http://www.magna.isa.gov.il, or through the website of the TASE at: http://maya.tase.co.il. None of the independent auditors’ report, audited consolidated financial statements, Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board, Rafi Amit Chairman of the Board of Directors October 6, 2022

Exhibit A

THE COMPANIES LAW, 5759-1999

Articles

of

Camtek Ltd.

1.	Interpretation And Definitions

1.1	In these Articles each term specified below shall have the definition appearing beside it, except if the context otherwise dictates.

including	including without limitation
The Companies Law	the Companies Law, 5759-1999, as shall be in effect from time to time, and the Regulations.
The Office	the registered office of the Company.
Majority	(1)
with respect to voting at meetings of the Shareholders - a simple majority determined in accordance with the voting rights attached to the Shares; provided, however, that abstaining votes are not counted;

(2)
with respect to voting at meetings of the Board of Directors or any committee thereof - a simple majority determined in accordance with the number of voting Directors; provided, however, that abstaining votes are not counted.

Officer	an Office Holder (“Noseh Misra”), as defined in the Companies Law.
Presence of a Shareholder
[at a General Meeting]	the presence of a Shareholder in person or by proxy.
Proxy Card	as the term is used in the Companies Law (“Ktav Hatzba'ah”) or any other applicable law.
The Regulations	Regulations promulgated under the Companies Law, as shall be in effect from time to time.
Share Certificate	(“Te’udat Menaya”) as the term is used in the Companies Law.

1.2
Capitalized terms contained in these Articles shall have the meanings assigned to them herein; capitalized terms not defined herein shall have the meaning assigned thereto in the Companies Law, as shall be in effect from time to time.

1.3	Sections 4,5,6,7,8 and 10 of the Interpretation Law, 5741-1981, shall apply, mutatis mutandis, to the interpretation of these Articles.

1.4	The captions contained in these Articles are for convenience only and shall not be deemed a part hereof or affect the interpretation or construction of any provision hereof.

2.	The Name Of The Company

In Hebrew:	קמטק בע"מ

In English:	Camtek Ltd.

3.	The Objectives Of The Company And Its Purpose

3.1	The Company may conduct any legal business.

3.2	The Company may contribute a reasonable amount for a worthy cause, even if such contribution is not within the framework of the Company’s business considerations.

4.	The Authorized Share Capital Of The Company

4.1	The authorized share capital of the Company is NIS 1,000,000, divided into 100,000,000 Ordinary Shares of NIS 0.01 each. All Ordinary Shares issued by the Company shall be issued in registered form.

4.2
The rights attached to the Ordinary Shares will be all the rights in the Company, and Ordinary Shares shall entitle the holders thereof to vote at shareholders’ meetings and to participate, parri passu and in accordance with the nominal value of the Ordinary Shares held by such Shareholder, in distributions of dividends and in distributions of funds and surplus assets in the liquidation of the Company.

4.3
The Company may, by resolution adopted by a Majority of the Shareholders voting at the General Meeting, increase the authorized share capital of the Company, and may cancel authorized share capital that has not been issued if there is no undertaking of the Company, including a contingent undertaking, to issue such shares.

4.4
Subject to the provisions of the Companies Law, the Company may, by a resolution adopted by a Majority of the Shareholders voting at the General Meeting, amend the rights attached to all or any of its authorized share capital, whether issued or not, create new classes of shares, and/or attach different rights to each class of shares, including special or preferential rights and/or different rights from those attached to the existing shares, including redeemable shares, deferred shares, et cetera.

4.5
The Company may, by resolution adopted by a Majority of the Shareholders voting at a General Meeting, consolidate, divide and/or redistribute the share capital of the Company to shares without any par value and/or to shares with a higher or lower par value and/or to different classes of shares.

5.	Liability Of The Shareholders

5.1
The liability of a Shareholder for the obligations of the Company will be limited to the amount of the consideration (including the premium) for which his shares were issued to him, but not less than the par value of such shares; except in the event that said shares have been issued to him lawfully for a consideration which is below the par value, in which event his liability will be limited to the amount of the consideration for which said shares were issued to him.

5.2	The Company may not alter the liability of a Shareholder or obligate him to acquire additional shares, without his consent.

6.	Amending The Articles

6.1	The Company may amend these Articles by resolution of the Majority of the Shareholders voting at a Special Meeting, except as otherwise provided in the Companies Law.

6.2
Any amendment to these Articles will become effective on the date of the resolution adopting such amendment, unless the Companies Law or said resolution provides that such amendment will come into force at a later time.

6.3
The Company may not amend a provision contained in these Articles requiring a special majority to amend or to change these Articles or any provision hereof, except by a resolution of the General Meeting adopted by that majority.

7.	Transactions With An Officer or A Controlling Person

Subject to the provisions of the Companies Law, the Company may enter into a transaction with an Officer and/or a Controlling Person, or with another person with respect to which the Officer and/or the Controlling Person has a Personal Interest, provided that such transaction does not adversely affect the interests of the Company.

8.	Exemption, Insurance And Indemnification

8.1	Granting an Exemption from the Duty of Care

The Company may grant an Officer, in advance, an exemption from his liability, in whole or in part, for damages resulting from a breach of his duty of care to the Company, subject to and in accordance with the provisions of the Companies Law, and provided that the Company shall not exempt any Officer from liability arising from any of the following:

(a)
a breach of the duty of loyalty, except, to the extent permitted by the Companies Law, for a breach of a duty of loyalty to the Company while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company;

(b)	a breach of the duty of care made intentionally or recklessly (“pzizuth”), unless committed through mere negligence;

(c)	any Action taken with the intention of making an unlawful personal gain; or

(d)	a fine, civil fine, financial sanction or monetary settlement in lieu of criminal proceedings (“Kofer”) imposed on such Officer.

8.2	Insurance

(1)
The Company may, subject to and in accordance with the provisions of the Companies Law, enter into an insurance policy to insure all or part of the liability of any Officer imposed upon him by virtue of an Action taken by him in his capacity as an Officer, with respect to any of the following:

(i)	Breach of duty of care to the Company, or to another person;

(ii)	Breach of duty of loyalty to the Company, provided the Officer acted in good faith and had reasonable grounds to assume that such act would not adversely affect the interests of the Company.

(iii)	A financial obligation imposed upon the Officer in favor of another person.

(2)
Without derogating from the aforementioned, subject to the provisions of the Companies Law and the Securities Law, 5728-1968 (the "Securities Law"), the Company may also enter into a contract to insure an Officer, in respect of each of the following:

(i)
Expenses, including reasonable litigation expenses and legal fees, incurred by an Officer in relation to a proceeding instituted against such Officer: (1) pursuant to the provisions of Chapter H'3 ("Imposition of Financial Sanctions by the Israeli Securities Authority") of the Securities Law, or (2) pursuant to the provisions of Chapter H'4 ("Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee") of the Securities Law, or (3) pursuant to the provisions of Chapter I'1 ("Arrangement for the Avoidance of taking or Cessation of  Proceedings, subject to Conditions") of the Securities Law; and

(ii)	Payment to an injured party, pursuant to section 52ND(a)(1)(a) of the Securities Law.

8.3	Indemnification

(a)
Subject to the provisions of the Companies Law and the Securities Law, the Company may indemnify an Officer with respect to liabilities or expenses, as specified below, imposed on or incurred by him as a result of an Action taken in his capacity as an Officer, as follows:

(1)	A financial liability imposed upon him in favor of another person by a court judgment, including a judgment given by way of compromise, or an arbitration award approved by court;

(2)
Reasonable litigation expenses, including attorney's fees, incurred by the Officer or imposed upon him by a court, in a claim filed against him by the Company or on the Company’s behalf, or by another person, or in connection with a criminal charge from which he was acquitted, or a criminal charge in which he was convicted of an offense that does not require proof of criminal intent (mens rea);

(3)
Reasonable litigation expenses, including attorney’s fees, incurred by him as a result of an investigation or proceeding instituted against him by a competent authority, which concluded without the filing of an indictment against him and without the imposition of any financial liability in lieu of criminal proceedings, or which concluded without the filing of an indictment against him but with the imposition of a financial liability in lieu of criminal proceedings concerning a criminal offense that does not require proof of criminal intent or in connection with a financial sanction (the phrases "proceeding concluded without the filing of an indictment" and "financial liability in lieu of criminal proceeding" shall have the meaning ascribed to such phrases in section 260(a)(1a) of the Companies Law);

(4)
Expenses, including reasonable litigation expenses and legal fees, incurred by an Officer in relation to a proceeding instituted against such Officer: (1) pursuant to the provisions of Chapter H'3 ("Imposition of Financial Sanctions by the Israeli Securities Authority") of the Securities Law, or (2) pursuant to the provisions of Chapter H'4 ("Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee") of the Securities Law, or (3) pursuant to the provisions of Chapter I'1 ("Arrangement for the Avoidance of taking or Cessation of Proceedings, subject to Conditions") of the Securities Law; and

(5)	Payment to an injured party, pursuant to section 52ND(a)(1)(a) of the Securities Law.

(b)
The total aggregate indemnification amount that the Company shall be obligated to pay to all of its Officers, shall not exceed an amount equal to twenty five percent (25%) of the shareholders' equity at the time of the indemnification.

(c)
The Company may undertake to indemnify an Officer as aforesaid, (i) prospectively, provided that in respect of Article 8.3(a)(1), the undertaking is limited to events which in the opinion of the Board of Directors are foreseeable in light of the Company's actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the Board of Directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify, and (ii) retroactively.

The provisions of Articles 8.1, 8.2 and 8.3 above are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance and/or in respect of indemnification (i) in connection with any person who is not an Officer, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Officer, and/or (ii) in connection with any Officer to the extent that such insurance and/or indemnification is not specifically prohibited under law; provided that the procurement of any such insurance and/or the provision of any such indemnification shall be approved by the Audit Committee of the Company.

9.	Securities Of The Company

9.1	General

The Company may have shares of different classes, redeemable Securities, Debentures, Secured Debentures, Series of Debentures or other Securities.

9.2	Redeemable Securities

(a)	The Company may create and/or issue redeemable Securities.

(b)
The Company may attach to redeemable securities the characteristics of shares, including voting rights and/or rights to participate in profits of the Company and/or the right to receive dividends or bonus shares and/or other rights, or additional rights attached to the shares of the Company.

(c)	The Company may redeem redeemable Securities in an amount, at the times, in the form, and from the sources specified by resolution of the Company.

(d)
Redeemable Securities will not be deemed part of the equity of the Company, unless the right of the Company to redeem such Redeemable Securities has been limited to the winding-up of the Company after having satisfied all of the obligations of the Company to its creditors. In the event that the right of redemption has been limited as aforesaid, the provisions of sub-Article (c) above will not apply, and the Company may redeem such Redeemable Securities in the same fashion as it may acquire shares of the Company.

10.	Issuance Of Securities

10.1	The issuance of shares and other Securities shall be in the authority of the Board of Directors, subject to the provisions of the Companies Law.

10.2
The Board of Directors may issue shares and convertible Securities up to the limit of the authorized share capital of the Company, assuming the conversion of all convertible Securities at the time of their issuance.

10.3	The Board of Directors may issue shares for cash or for other consideration, against immediate or subsequent payment.

10.4
The Board of Directors may issue Debentures, Secured Debentures or Series of Debentures, within the scope of its authority to borrow on behalf of the Company. The aforesaid does not preclude the authority of the General Manager or any other person designated for such purpose by the Board of Directors to borrow on behalf of the Company and to issue Debentures, promissory notes, or bills of exchange within the limits of his authority.

10.5	The Board of Directors will not issue a share the consideration for which is not to be paid in full in cash, unless the consideration for the shares has been detailed in a written document.

10.6	The Board of Directors may issue shares at a price below their par value, subject to the provisions of the Companies Law.

10.7
The Company may, by resolution of the Board of Directors, pay a commission for underwriting and/or subscription and/or consent to subscribe and/or to underwrite shares or Securities of the Company, whether conditional or not. Such commission may be paid in cash and/or in shares and/or other Securities, or any combination thereof.

10.8	The Board of Directors will arrange for the registration of the issuance of shares in the Shareholders Register immediately upon their issuance.

11.	Share Certificate

11.1
A Shareholder registered in the Shareholders Register may receive from the Company, with respect to the fully paid-up shares registered in his name in the Shareholders Register, one (1) Share Certificate confirming such Shareholder's ownership in the shares registered in his name, or, if approved by the Board of Directors, several Share Certificates each for one or more of such shares.

11.2	A Share Certificate will be issued bearing the signatures of those persons authorized to sign on behalf of the Company.

11.3	A Share Certificate in the name of two or more persons will be delivered to the person whose name appears first in the Shareholders Register.

11.4
In the event that a Share Certificate is lost, defaced or spoiled, a new one may be issued in its place once the Shareholder requesting the replacement has fulfilled the conditions with respect to proof of the aforesaid, indemnification, etc., as determined by the Board of Directors.

11.5	The Board of Directors will determine the amount of the fee to be paid to the Company for issuing more than one Share Certificate to each Shareholder and/or for exchanging a Share Certificate.

11.6
The Board of Directors of the Company will specify the form, the content and the method of preparing or printing the Company's Share Certificates, except where the aforesaid is specified by the Regulations.

12.	Reserved

13.	Calls on Shares

13.1.
The Board may, from time to time, at its discretion, make calls upon Shareholders in respect of any sum unpaid on their shares (hereinafter: an “Obligation”) which has become due or which is not, by the terms of issuance of which shares, payable at a fixed time. Each Shareholder shall pay to the Company the amount of every call so made upon him at the time(s) and place(s) designated in such call. A call may contain a call for payment in installments.

13.2
Notice of any call shall specify the amount of the Obligation and shall be given in writing to the Shareholder(s) in question not less than fourteen (14) days prior to the time of payment as fixed therein, provided that at any time before the due date of any such payment the Board may, by a notice to the Shareholder(s), revoke such call, or postpone the designated date(s) of payment.

13.3
The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof. A call duly made upon one of the joint holders shall be deemed to have been duly made upon all of the joint holders.

13.4
If under the terms of issue of any share or otherwise, the payment in respect of such share is to be made in whole or in part by installments, whether such payment is at premium or at nominal value, then each such installment shall be paid to the Company on the due date for payment thereof, and it a call shall be deemed made by the Company with proper notice on such shares with respect to each such installment, and the provisions in these Articles which concern the call on shares shall be applicable to such installments.

13.5
Any Obligation shall bear interest from the date on which it is payable until actual payment thereof at a rate equal to the then prevailing rate of interest for unauthorized overdrafts as charged by Bank Leumi Le-Israel B.M. Notwithstanding the aforementioned, the Board of Directors may waive the interest payments in whole or in part.

13.6
The Board of Directors may, upon adoption of a resolution to such effect, allow any Shareholder to prepay any amount not yet payable in respect of his shares, and may approve the payment of interest for such prepayment at a rate as may be agreed upon between the Board and the shareholder so prepaying.

13.7	The provision of this Article 13 shall in no way derogate from any rights or remedies the Company may have pursuant to these Articles or any applicable law.

14.	Charge, Forfeiture and Surrender

14.1
The Company shall have a charge, first in rank, over all the shares which are registered in the name of a shareholder but which are not fully paid, as well as over the proceeds from their sale, for the purpose of securing an Obligation of such a shareholder to the Company, whether personally or jointly with others, whether or not payment is due. The above mentioned charge shall apply to all the dividends declared from time to time on such shares, unless otherwise decided by the Board.

14.2
The Board of Directors may, upon the adoption of a resolution to such effect, forfeit any shares issued with respect to which an Obligation exists and has not been paid by its due date, and following such forfeiture may sell the forfeited shares.

16.	Transfer Of Shares

16.1	Shares and other Securities of the Company may be transferred subject and pursuant to the provisions of this Article 16.

16.2	Subject to the provisions of this Article 16, fully paid shares may be transferred without approval of the Board of Directors.

16.3	A share may be transferred in whole only, and not in part; however, if a share(s) has joint owners, any of the joint owners may transfer his rights in the share(s).

16.4
A transfer of shares shall require the delivery to the Company of a share transfer deed signed by the transferor and the transferee. If the Board of Directors does not refuse or decline to register such transfer of shares in accordance with the provisions of these Articles, the Company will register the transfer of shares in the Shareholders Register as soon as is practicable. The transferor will remain a the owner of the shares to be transferred, until the name of the transferee is recorded in the Shareholders Register as the owner of the shares.

16.5	A share transfer deed will be in the form specified below or such similar or other form approved by the Board of Directors.

Share Transfer Deed

We, the undersigned, _____________________ of _____________ _________________ (hereinafter: the “Transferor”) hereby transfer to ______________ of _____________________________________ (hereinafter: the “Transferee”)  _______ Shares of NIS  ___ each in the undertaking called Camtek Ltd. to hold unto the Transferee, subject to the conditions under which we held the same immediately before the execution hereof, and we, the Transferee, do hereby agree to accept and take the said Shares subject to the conditions aforesaid.

In Witness Whereof we have affixed our signature on this ___ day of the month of ________ year 20__.

Signature of the Transferor _______________

Witness to the signature: _________________

Signature of the Transferee _______________

Witness to the signature: _________________

16.6	The Board of Directors may:

(a)	refuse to transfer a share with respect to which an Obligation exists;

(b)	suspend the registration of share transfers in the 10 (ten) days prior to convening a General Meeting;

(c)
decline to recognize a share transfer deed until a Share Certificate for the shares transferred, or other proof that the Board of Directors may demand in order to clarify the ownership of the transferor, shall be attached to the shares being transferred;

(d)	decline to transfer shares until the Company has been paid a transfer fee as specified by the Board of Directors.

16.7
All Share Transfer Deeds will be delivered to the Company at the Office. A Share Transfer Deed which is recorded in the Shareholder Register will remain with the Company, and any Share Transfer Deed which the Board of Directors refuses or declines to approve will be returned, upon demand, to whomever delivered it to the Company, together with the Share Certificate, if delivered.

16.8	The person entitled to shares by an act of law is entitled to be recorded in the Shareholders Register as a Shareholder thereof.

17.	The Organs Of The Company And Their Authority

17.1	The organs of the Company are:

(1)	The General Meeting;

(2)	The Board of Directors; and

(3)	The General Manager, if the Company has appointed a General Manager.

17.2	The authorities of the different organs of the Company will be as specified in the Companies Law and in these Articles.

17.3	Each organ of the Company has all the ancillary rights required for implementing his or its authority.

17.4	An authority not assigned in these Articles or in the Companies Law to another organ of the Company may be exercised by the Board of Directors, which shall have a residual authority.

17.5	An action taken without authority or in excess of authority may be approved retroactively by the proper organ of the Company.

18.	General Meeting

18.1	The place of the General Meeting

(a)	The General Meeting will take place in Israel.

(b)
If the shares of the Company have been offered to the public outside of Israel or are registered or listed for trade outside of Israel, a General Meeting may also be conducted outside of Israel if the Board of Directors so resolves.

18.2	Participation in the General Meeting

(a)	Subject to the provisions of the Companies Law, a Shareholder may participate in the General Meeting.

(b)
A Shareholder entitled to participate in a General Meeting will be one who is a Shareholder at the date determined by the Board of Directors, subject to the Provisions of the Companies Law and the Regulations.

(c)
A Shareholder who is not registered in the Shareholders Register and who wishes to vote at a General Meeting shall prove to the Company his ownership in the shares, in the method specified in the Regulations.

(d)
A Shareholder who is the registered owner of more than one share of the Company may appoint different proxies for different shares of which he is the registered owner, provided that with respect to each specific share, only one person - who may be either the Shareholder or a duly appointed proxy - may be present and vote at any General Meeting.

(e)	A company or other corporate legal entity may authorize any person to be its representative at a General Meeting or execute and deliver a proxy on its behalf.

(f)
In the event a share is jointly owned, the joint owner whose name appears first in the Share Registry may participate in the General Meeting. If he is not present at the General Meeting, the joint owner whose name appears thereafter may participate in that General Meeting, and so forth.

(g)
A Shareholder shall designate a proxy by signing an instrument of proxy in the form specified below, or in a similar or customary form which is acceptable to the Board; or, if shares of the Company are traded outside of Israel, in a form which is in accordance with the applicable laws, rules or customs of the country and the stock market in which the Company’s shares are registered or listed for trade.

To: _________(the Company)

Appointment Of Proxy

I/we the undersigned, ____________ of ____________, the owner of _____ Ordinary Shares in the Company, hereby appoint __________, ID / Company No. __________, or in his absence ___________, ID No. ___________, as our proxy to participate and vote in the General Meeting of the Company convened for the __ day of __________, ____, and in any adjourned meeting, with respect to _______ of my aforesaid Ordinary Shares.

In witness whereof, we have affixed our signature on this ___ day of _________, 20__.

_____________________
[Shareholder’s Signature]

(h)
The appointment of a proxy will be valid only if the proxy appointment notice is delivered to the Office or to another place specified by the Board of Directors 4 hours prior to the beginning of the meeting or presented to the Chairman at such meeting.

(i)	If both a Shareholder and his proxy are present at a General Meeting with respect to the same shares, the appointment of the proxy shall be void with respect to such shares.

(j)
A vote cast in accordance with the instructions contained in any instrument appointing a proxy shall be valid, notwithstanding the death of the grantor or the revocation of the proxy, unless notice in writing of the death or revocation had been received at the office of the Company, or by the chairman of the meeting, prior to the vote.

(k)	In the case of any dispute with respect to the right to participate in the General Meeting, the Chairman of the meeting will decide and his decision will be final and binding.

(l)
The Chairman of the General Meeting may prevent the participation therein of a person who is neither a Shareholder nor a proxy of a Shareholder, unless the General Meeting shall otherwise resolve. The General Meeting may resolve to prohibit the participation of a person who is neither a Shareholder nor a proxy of a Shareholder.

18.3	Annual Meeting

(a)	Convening an Annual Meeting

(1)	The Company will conduct each year an Annual Meeting (to the extent required by the Companies Law, no later than 15 (fifteen) months following the previous Annual Meeting).

(2)	If the Board of Directors does not convene an Annual Meeting as aforesaid, any Shareholder or Director may apply to the court to order that a Meeting be convened.

(3)
If it is impractical to convene an Annual Meeting or to conduct it in the manner fixed in these Articles and/or the Companies Law, the court may, upon application by the Company, by a Shareholder entitled to vote at the General Meeting or by a Director, order that the Meeting be convened and conducted in the manner specified by the Board of Directors.

(b)	Agenda

(1)	The agenda of an Annual Meeting will include a discussion of the audited financial statements and the report of the Board of Directors, and may also include the following:

(i)	the appointment of Directors;

(ii)	the appointment of an Auditor;

(iii)	any other matter specified by the Board of Directors;

(iv)	any matter requested by shareholders of the Company holding at least 1% of the voting rights of the Company, provided that the matter is appropriate;

(2)	Resolutions may be adopted at an Annual Meeting only in those matters specified in the agenda.

18.4	Special Meetings

(a)	Convening a Special Meeting:

(1)	The Board of Directors will convene a Special Meeting:

(i)	upon its resolution to such effect;

(ii)	upon a demand made by the lesser of (a) 2 (two) Directors or (b) one-fourth of the Directors then serving;

(iii)
upon a demand made by Shareholders holding shares constituting at such time at least: (a) 5% (five percent) of the issued share capital and 1% (one percent) of the voting rights of the Company; or (b) 5% (five percent) of the voting rights of the Company;

(2)
If a demand is made to the Board of Directors to convene a Special Meeting as aforesaid, it will convene such Meeting within 21 (twenty-one) days from the date of the demand, to a date specified in the invitation which will be not earlier than 21 (twenty-one) days and not later than 35 (thirty-five) days from the date of publishing the notice of the General Meeting, or from such other date specified in the Regulations with respect to General Meetings in which it is possible to vote by way of Proxy Card.

(3)
In the event that the Board of Directors fails to convene the Special Meeting, then the Director(s) who demanded the meeting, or part of the demanding Shareholder(s) that hold at least half of the voting rights of such demanders, may convene the Special Meeting; provided, however, that the meeting will not take place later than 3 (three) months from the date of the demand for such meeting.

A Special Meeting as aforesaid will take place, insofar as possible, in the same fashion as a General Meeting convened by the Board of Directors.

In the event such a meeting has been convened, the Company shall bear the reasonable expenses necessary to convene the meeting which were incurred by the Director or the demanders, as the case may be, and the Directors responsible for not convening the meeting will reimburse those expenses to the Company.

(b)	Agenda

(1)
The agenda at a Special Meeting will be set by the Board of Directors; and if the Special Meeting is convened upon demand as specified in sub-Article(a) above, those matters specified by the Directors or Shareholders who demanded that the Special Meeting be convened shall be included in the agenda, provided that such matters are suitable, in accordance with the Companies Law and these Articles, to be included in the agenda of a General Meeting.

(2)	Only matters included on the agenda will be discussed at a Special Meeting.

18.5	Notice of a General Meeting and the Date for its Publication

(a)	The form of notice of a General Meeting:

(1)	The notice of a General Meeting shall include:

(i)	the agenda;

(ii)	proposed resolutions;

(iii)	with respect to a General Meeting in which it is possible to vote by way of Proxy Card- arrangements to vote by way of Proxy Card;

(iv)
if the shares of the Company are traded or listed for trade outside of Israel – any other matter that is required under the laws, rules or customs of the country and the stock market in which the Company’s shares are registered or listed for trade.

The aforesaid will be as determined by the Board of Directors, unless provisions with respect thereto are set forth in the Regulations and/or in any applicable other law, regulations or rules.

(2)	A General Meeting may adopt a resolution different from that specified in the notice, if so provided under a Regulation.

(b)	Publication of notice of a General Meeting.

(1)	The Company shall not be required to deliver or serve notice ("Hodaa") of General Meeting or any adjournment thereof to any Shareholder.

(2)
Without derogating from the provisions of Article 18.5(b)(1) above, and subject to applicable law and stock exchange rules and regulations, the Company will publicize the convening of a General Meetings in any manner reasonably determined by the Company and any such publication shall be deemed to have been duly made, given and delivered to all shareholders on the date on which it is first made, posted, filed or published, as applicable. The date of publication in respect of a General Meeting as set forth in this Article, and the date of the meeting, shall be counted as part of the days comprising any notice period with respect to such General Meeting

18.6	Quorum

(a)	No discussion shall be held in a General Meeting unless a quorum is present at the beginning of the meeting.

(b)
A quorum for a General Meeting is the presence, within one half an hour from the time specified for commencing the meeting, of at least 2 (two) Shareholders who hold in the aggregate at least 25% of the voting rights of the Company.

(c)
If a share is jointly owned, the joint owner’s name that appears first in the Shareholders Register will attend the General Meeting. If he does not attend, the joint owner whose name appears thereafter may attend the General Meeting, and so forth.

(d)	deleted

(e)	A Shareholder who is not entitled to vote at the General Meeting will not be deemed present at a General Meeting for the purposes of calculating a quorum.

(f)
If a quorum is not present within one half hour of the time specified for the commencement of the General Meeting, the General Meeting will be adjourned for one week to the same day, the same hour and the same place, or to a later date if so specified in the notice of the General Meeting.

(g)
If a quorum is not present within one half hour from the time set for commencing the adjourned General Meeting the General Meeting will take place regardless of whether a quorum is present; provided, however, that if the General Meeting was convened upon Shareholders' demand under Article 18.4(a)(1)(iii) above, and a quorum is not present within one half hour from the time set for the commencement of the adjourned General Meeting, the General Meeting will not take place unless the minimum Shareholders required to demand the convening of a Special Meeting under Article 18.4(a)(1)(iii) above are present.

18.7	Validity Notwithstanding Defect

(a)
Subject to any applicable law, a resolution adopted by the General Meeting shall be valid and have full force and effect notwithstanding any defect in the notice, convening, procedure or conduct of the General Meeting in which it was adopted, unless and until such resolution is cancelled by the court at the request of a Shareholder, in accordance with the provisions of Section 91 of the Companies Law.

(b)
With respect to a defect in the time, place or manner in which a General Meeting was convened, a Shareholder who arrived at that General Meeting despite the defect shall not petition the court for the cancellation of a resolution adopted at such General Meeting.

18.8	The Chairman of the Meeting

(a)	A Chairman shall be elected for a General Meeting.

(b)
The Chairman, if any, of the Board of Directors, or any other Director or Officer of the Company which may be designated for this purpose by the Board of Directors, shall preside as Chairman of the General Meeting.

(c)	The Chairman of the General Meeting will not have a casting vote.

18.9	Postponing a General Meeting

(a)	A General Meeting at which a quorum is present may adjourn the meeting, or the discussion or resolution in any item on the agenda for the meeting, to another time or place to be specified.

(b)	At an adjourned General Meeting, the only matters to be discussed will be those matters on the agenda of the General Meeting with respect to which no resolutions have been adopted.

(c)
In the event the General Meeting is adjourned for more than 21 (twenty-one) days, the Company shall provide notices of the adjourned General Meeting in same manner required hereunder for the convening of a General Meeting.

(d)
If at the adjourned General Meeting a quorum is not present within one half hour from the time set for the commencement of the meeting, the General Meeting will take place regardless of the number or aggregate voting power of the Shareholders present.

18.10	Voting at the General Meeting

(a)	Persons entitled to vote at the General Meeting:

(1)	Subject to the provisions of the Companies Law and these Articles, a Shareholder entitled to participate in a General Meeting may vote at that General Meeting.

(2)	No shareholder shall be entitled to vote at a General Meeting with respect to a specific share, unless he has paid all calls and all amounts then due by him in respect of the said share.

(3)
With respect to voting for jointly owned shares, the joint owner whose name first appears in the Shareholders Register will be entitled to vote; if he is not present, the joint owner appearing thereafter who attends the meeting may vote, and so forth.

(4)	In the event of disputes with respect to voting rights, the Chairman of the meeting shall prevail and his decision shall be final and binding.

(b)	Voting at General Meetings

(1)
Subject to special rights, conditions, privileges and/or restrictions which may be attached to a specific class of shares, each holder of share(s) which entitle their holder to vote, shall have one vote for each share held by him.

(2)
A Shareholder may vote at a General Meeting in person or by proxy, with respect to each share held by him which entitles him to vote, in accordance with Article 18.2(d) above. A shareholder who is entitled to participate and vote at a General Meeting in respect of more than one share may vote on a resolution in one direction (in favor of, against, or abstain) in respect of any part of his shares, and on the same resolution, in other directions in respect of any other part or parts of his shares.

(3)
In addition (a) a Shareholder may vote by way of Proxy Card in accordance with the provisions of the Companies Law or any other applicable law, on the matters specified therein, and provided it is completed and returned to the Company in accordance with its terms ; and (b) a Shareholder who holds shares through member of the Tel Aviv Stock Exchange ("TASE"), may vote electronically via the electronic voting system of the Israel Securities Authority, upon terms and instructions received from the TASE member through which the Shareholder holds his or her shares.

(4)
Subject to the provisions of the Companies Law and these Articles, all resolutions at a General Meeting will be adopted by a count of votes, in which a Majority of votes cast are in favor of the adoption of the resolution.

(5)	The announcement of the Chairman of the meeting that a resolution has been adopted or rejected, unanimously or by a certain majority, will be prima facie proof thereof.

18.11	Minutes of a General Meeting

(a)	The Company will prepare, at the Chairman's responsibility, minutes of the proceedings at a General Meeting; these minutes shall be signed by the Chairman of the General Meeting.

(b)	Minutes signed by the Chairman of the General Meeting will be deemed prima facie proof of their content.

(c)	A Shareholder may review the minutes of the General Meeting and receive, upon his request, copies of such minutes.

19.	The Board Of Directors

19.1	The duties and authorities of the Board of Directors will be as provided in the Companies Law and in these Articles.

19.2
The number of the members of the Board of Directors shall be as set from time to time by resolution of the General Meeting, provided that there will  be no fewer than 5 (five) nor more than 10 (ten) Directors (including External Directors, as such term is defined in the Companies Law).

19.3	Appointment of Directors

(a)
A Director, who is not an External Director, will be appointed by the General Meeting and will serve until the conclusion of the next Annual Meeting. A Director appointed by a General Meeting shall commence serving at the conclusion of the General Meeting in which he or she was appointed, unless a later date for the commencement of his or her tenure was specified in the resolution by which he was appointed.

(b)
The Board of Directors may appoint a Director to fill the place of a Director whose appointment has expired during the term, and may appoint a Director(s) if the number of Directors then serving falls below the minimum number specified in Article 19.2 above. A Director so appointed shall commence his tenure from the date of his appointment, and will serve until the end of the next General Meeting following his appointment, which has on its agenda the appointment of Directors and in which Directors are appointed; such a Director may be reappointed by such General Meeting.

(c)
In the event that the tenure of a Director expires, or that the number of Directors then serving shall fall beneath the minimum number set forth in Article 19.2 above, the Board of Directors may continue to act, provided that the number of Directors then serving shall be no fewer than half of said minimum number of Directors. In the event that the number of serving Directors shall fall below half of the minimum number set forth in Article 19.2 above, the Board of Directors shall act only in an emergency and in order to convene a General Meeting for the election of Directors.

19.4	RESERVED

19.5	The expiration of the term of a Director

The term of a Director shall expire in any of the following instances and any other instance provided under the Companies Law:

(a)	Upon his death.

(b)	If he is found to be non compos mentis.

(c)	Upon his resignation.

(d)	Upon his removal by a resolution of the General Meeting of the Company.

(e)
In the event he or she has been declared bankrupt; or if a legal entity - it has adopted a resolution of voluntary liquidation or winding-up, or a liquidation order has been issued with respect thereto.

19.6	Alternate Director

(a)
A Director may appoint, dismiss and/or replace an individual who is qualified to serve as a director and who is not then a Director, as an Alternate Director. The appointment, replacement and/or dismissal of an Alternate Director shall be by written notice by the appointing Director either to the Company or to the Chairman of the Board of Directors of the Company. Upon the expiration or termination of the tenure of the appointing Director, the tenure of the Alternate Director appointed by him will also expire.

(b)	An Alternate Director will not be entitled to participate or vote at a meeting of the Board of Directors at which the appointing Director is present.

(c)	An Alternate Director shall have all the rights and obligations of the appointing Director, excluding the right to appoint an Alternate Director.

19.7	The Chairman of the Board of Directors

(a)	Subject to the Companies Law, the Board of Directors may appoint a Chairman of the Board of Directors from amongst its members, by a resolution adopted by a Majority of votes.

(b)
The term of office of the Chairman of the Board shall be until the earlier of the termination of his tenure as a director and the adoption of a resolution as to the termination of his office as Chairman.

(c)	The Board of Directors may appoint a deputy and/or alternate Chairman of the Board of Directors.

(d)
The Chairman of the Board of Directors shall conduct the meetings of the Board of Directors and sign the minutes of the meeting. In the event that the Chairman of the Board of Directors is not present at a meeting of the Board of Directors or is unable to fulfill his position, his position will be filled by the Deputy Chairman of the Board of Directors (if a Deputy Chairman of the Board of Directors has been appointed), who shall then have the authority of the Chairman of the Board of Directors.

(e)
If both the Chairman of the Board of Directors and Deputy Chairman of the Board of Directors (if a Deputy Chairman of the Board of Directors has been appointed) are absent from a meeting of the Board of Directors, the Board of Directors shall appoint at the commencement of the meeting one of its members to chair the meeting and to sign the minutes of the meeting.

Neither the Chairman of the Board of Directors nor another Director appointed to chair a meeting of the Board of Directors, including the alternate or Deputy Chairman, shall have an additional or casting vote.

19.8	Meetings of the Board of Directors

(a)	Convening meetings of the Board of Directors and their location

(1)	The Board of Directors will convene meetings as dictated by the needs of the Company, and at least once every three (3) months.

(2)
Each meeting of the Board of Directors shall be held in the registered Office of the Company, unless the Board of Directors otherwise resolves.  If a meeting of the Board of Directors shall take place outside of Israel, the Company will bear travel and other reasonable expenses of the Directors incurred due to their participation in the meeting.

(3)	The Chairman of the Board of Directors may convene a meeting of the Board of Directors at any time, subject to sub-Article (c) below.

(4)
The Chairman of the Board of Directors shall convene a meeting of the Board of Directors without delay, subject to sub-Article (c) (1) below, upon the demand of any two Directors, or if the Board of Directors has at such time five or fewer serving Directors – upon the demand of one Director.

(b)	The Agenda at Board Meetings

(1)	The Agenda of the meetings of the Board of Directors shall be specified by the Chairman of the Board of Directors and will include all of the following:

(a)	matters specified by the Chairman of the Board of Directors, if any;

(b)
any matter which a Director or the General Manager has requested that the Chairman of the Board of Directors include in the Agenda of that meeting, within a reasonable time prior to the scheduled meeting of the Board of Directors;

(c)	a matter for the discussion and/or resolution of which a Director has requested to convene a meeting of the Board of Directors;

(2)
The Agenda at a meeting of the Board of Directors which is to be convened, in accordance with the provisions of the Companies Law, by a Director and/or by the General Manager and/or by the Auditor, shall include those matters for discussion and/or resolution of which said meeting of the Board of Directors has been convened.

(c)	Notices of Meetings of the Board of Directors

(1)
Notice of the meeting of the Board of Directors shall be given to each Director orally or in writing, a reasonable time prior to the time of the meeting but not less than 48 hours prior to that meeting; provided, however, that in urgent cases, and with the approval of the majority of the members of the Board of Directors, the Board of Directors may convene without giving any prior notice.

(2)	The time and place at which the meeting will be convened will be specified in the notice in reasonable detail, in addition to the items on the agenda of said meeting.

(3)	Notice of the meeting of the Board of Directors shall be given to each Director at his last address provided by him to the Company.

(4)
At the meeting of the Board of Directors, only matters specified on the agenda will be discussed, unless all of the Directors are present at the meeting and have agreed to discuss a matter not on the Agenda.

(d)	Participation in meetings of the Board of Directors

(1)	Subject to the provisions of the Companies Law and these Articles, any Director and/or Alternate Director, as the case may be, may participate in the meetings of the Board of Directors.

(2)
The General Manager may participate in Meetings of the Board of Directors and so may an Officer or another person invited to participate by the Chairman of the Board of Directors, by a Director and/or by the Board of Directors.

(3)	Notwithstanding the above, the Board of Directors shall be entitled to prevent any person who is not a Director or an Alternate Director from being present at meetings of the Board of Directors.

(e)	Quorum

(1)
The quorum required to commence a meeting of the Board of Directors shall be a majority of the members of the Board of Directors then serving who are not prevented under the Companies Law from participating in the meeting, but in no event less than two Directors.

(2)	No discussion shall be held at a meeting of the Board of Directors unless at the beginning of the meeting a quorum is present.

(3)
If within one-half hour from the time set for commencing the meeting of the Board of Directors, a quorum is not present, the meeting will be adjourned to the following day at the same place and at the same time. If at such adjourned meeting of the Board of Directors a quorum is not present within a half an hour from the time set for commencing said adjourned meeting, the meeting may be held, and resolutions may be adopted, regardless of the number of participants.

(f)	Postponing a Meeting of the Board of Directors

(1)
At a meeting of the Board of Directors in which a quorum is present, the Board of Directors may resolve to adjourn the meeting to another time. At an adjourned meeting as aforesaid, only those items which were on the agenda for the original meeting but with respect to which no resolution was adopted, may be discussed.

(2)	If a meeting of the Board of Directors is adjourned, the Company shall notify all of those Directors who were not present at such meeting, of the postponement.

(3)	In the event that a meeting of the Board of Directors has been adjourned as aforesaid for more than 7 (seven) days, the Company will notify all of the Directors of the adjourned meeting.

(g)	Voting and the Adoption of Resolutions at Meetings of the Board of Directors

(1)	Each Director shall have 1 (one) vote.

(2)	Resolutions of the Board of Directors will be adopted by a Majority of all of the Directors voting with respect thereto.

(h)	Minutes of the Board of Directors

(1)
The Company shall prepare, at the responsibility of the Chairman of the Board of Directors, minutes of all of the procedures of the Board of Directors; these minutes shall be signed by the Chairman of the meeting.

(2)	Minutes approved and signed by the Chairman of the Board of Directors or by the Chairman of the meeting shall be prima facie proof of the contents thereof.

(i)	Holding Meetings of the Board of Directors by Telecommunications

(1)
The Board of Directors may hold meetings by any means of telecommunications, including video or telephone conference, provided that all of the Directors participating may hear each other simultaneously.

(2)	All participants in a meeting by telecommunications shall be deemed present at the meeting of the Board of Directors.

(j)	Adopting a Resolution of the Board of Directors without Meeting

(1)	The Board of Directors may adopt resolutions without convening a Meeting, providing that all of the Directors entitled to participate in and vote at the meeting have agreed thereto.

(2)
In the event a resolution has been adopted without convening as aforesaid, the Chairman of the Board of Directors, and if there is no Chairman, the Director who initiated the resolution, shall record the minutes of such resolution and affix thereto the signatures of all of the Directors. Those minutes shall be deemed to be minutes of the Meeting of the Board of Directors.

(k)	Validity Notwithstanding Defect

Subject to any applicable law, a resolution adopted by the Board of Directors shall be valid and have full force and effect notwithstanding any defect in the notice, convening, procedure or conduct of the meeting in which it was adopted.

19.9	Committees of the Board of Directors

(a)	The Board of Directors may establish committees and appoint members thereto ~~from amongst the members of the Board of Directors~~as it deems fit (hereinafter: “Committees of the Board of Directors”).

(b)
Subject to the provisions of the Companies Law and these Articles, the Board of Directors may delegate its authority to Committees of the Board of Directors and determine the framework of the authority and the actions of the Committees of the Board of Directors.

(c)
A resolution adopted, or an action taken, by a Committee of the Board of Directors with respect to a matter which the Board of Directors has delegated to it, shall be deemed a resolution adopted or an action taken by the Board of Directors.

(d)
Committees of the Board of Directors shall report to the Board of Directors regarding their resolutions or recommendations requiring Board of Directors' approval, a reasonable time prior to the meeting of the Board of Directors in which they are brought for discussion and approval.

(e)	Subject to sub-Article 20.4 below, procedural provisions applying to the Board of Directors will also apply to Committees of the Board of Directors, mutatis mutandis.

(f)	Resolutions of the Committees of the Board of Directors, other than Audit Committee, shall be adopted by a Majority of the votes of the Directors participating in the vote.

(g)	Subject to sub-Article 20.4 below, minutes of the Committees of the Board of Directors shall be prepared, signed and kept in the same manner as minutes of the Board of Directors, mutatis mutandis.

(h)
Subject to the Companies Law, the Board of Directors may cancel a resolution of a Committee of the Board of Directors and may revoke the delegation of authority, in whole or in part, to Committees of the Board of Directors; provided that any cancellation or revocation as aforesaid will not derogate from a resolution upon which the Company has acted in connection with a third party who is not aware of its cancellation or revocation.

19.10	Miscellaneous

(a)
Actions taken by or pursuant to resolutions of the Board of Directors, by a Committee of the Board of Directors or by any person serving as a Director shall be valid and effective notwithstanding that it is subsequently discovered that there was a defect in the appointment of the Directors or the aforesaid Committee, or all or part of the Directors were unqualified, as if each of the Directors had been properly and legally appointed and all of them were qualified to serve as Directors, or as if the Committee had been appointed lawfully.

(b)
The General Meeting may approve any Action taken by the Board of Directors without authority or in excess of authority; and from the time of approval, such approved Action shall be deemed taken within the authority of the Board of Directors.

(c)
The Board of Directors may approve any Action within the scope of its authority, which was taken by a Committee of the Board of Directors without authority or in excess of authority; and from the time of approval, such approved Action shall be deemed taken within the authority of the Committee of the Board of Directors.

20.	Audit Committee

20.1
The Board of Directors shall appoint from amongst its members an Audit Committee of at least three members designated by the Board of Directors, in which most members shall be Independent Directors, as such term is defined in the Companies Law, and each of the External Directors shall be a member.

20.2	The chairman of the Audit Committee shall be an External Director.

20.3
Resolutions of the Audit Committee, shall be adopted by a Majority of the votes of the Directors participating in the vote, provided that such Majority shall consist of Independent Directors, out of which at least one director shall be an External Director.

20.4
The duties and authorities of the Audit Committee, shall be as provided by applicable law and/or applicable rules of any stock exchange on which the shares of the Company are traded. Procedural requirements applying to the Audit Committee shall be as provided in the Companies Law.

21.	The General Manager

21.1	The Company shall appoint one or more General Managers to the Company.

21.2
The General Manager will be appointed and/or dismissed by the Board of Directors. The terms of the General Manager’s employment shall be decided in accordance with the applicable procedure required under the Companies Law.

21.3
The General Manager shall be responsible for the general management of the Company’s affairs, within the framework of the policies set by the Board of Directors, and subject to the directives of the Board of Directors.

21.4	The General Manager shall have all management and executive authorities of the Company not assigned in these Articles or under the Companies Law to another organ of the Company.

21.5	The General Manager shall report to the Board of Directors.

21.6
The Board of Directors may direct the General Manager how to act in a given matter; and should the General Manager fail to execute such a directive, the Board of Directors may then exercise the authority required to implement the directive in his stead. Without derogating from the aforesaid, The Board of Directors may assume any authority otherwise given to the General Manager, for a specific purpose or for a specific period of time which shall not exceed the necessary period of time required under the circumstances.

21.7
In the event that the General Manager is unable to exercise his authority, the Board of Directors may appoint a Director to exercise such authority in his stead for as long as such exercise is necessary under the circumstances.

22.	Internal Auditor

22.1	The Board of Directors shall appoint an Internal Auditor, upon the recommendation of the Audit Committee.

22.2	The Internal Auditor shall report to the Chairman of the Board of Directors.

22.3	The duties and authorities of the Internal Auditor shall be as provided in the Companies Law.

23.	Auditor

23.1	Appointment of an Auditor

(a)	The Company will appoint a certified accountant to be an Auditor. The Company may appoint several Auditors to conduct the audit jointly.

(b)
An Auditor will be appointed at each Annual Meeting and will serve in his position until the end of the following Annual Meeting, or until a later time determined by the General Meeting, provided that an Auditor shall serve no longer than until the end of the third Annual Meeting after the Annual Meeting in which he was appointed. An Auditor who has completed a period of appointment as aforesaid may be reappointed.

(c)
In the event the position of Auditor has become vacant and the Company does not have an additional Auditor, the Board of Directors shall convene a Special Meeting as soon as possible to appoint an Auditor.

(d)
The position, authorities and duties of the Auditor shall be as provided in the Companies Law. The Audit Committee of the Company shall have the authority to recommend to the Board of Directors with respect to the remuneration of the Auditor for his services, as well as to supervise the Auditor's work and remuneration.

24.	Secretary

24.1	The Board of Directors may appoint a Secretary to the Company, may dismiss the Secretary and appoint another in his stead, and may determine the remuneration and terms of service thereof.

24.2
The Secretary will prepare and conduct the minutes, documents, books of records, registers and reports which the Company must maintain and/or safe keep and/or submit to the Registrar of Companies or any other authority, and will fulfill the duties assigned to him by the Board of Directors. The Secretary of the Company may sign on behalf of the Company documents and reports to be submitted to the Registrar of Companies.

25.	Rights Of Signature And Stamp Of The Company

25.1	The Board of Directors will determine the stamp and/or seal of the Company.

25.2	The Board of Directors will designate the persons authorized to sign on behalf of the Company and the form of signature.

25.3	Without derogating from the aforesaid, documents and/or reports or notices to the Registrar of Companies may also be signed by the Secretary.

26.	Financial Reports

26.1	The Company will keep books of account and will prepare Financial Reports as required under any applicable law.

26.2	The Audited Financial Reports will be approved by the Board of Directors as provided under any applicable law.

27.	Dividends And Bonus Shares

27.1	General

(a)	A Shareholder shall be entitled to receive only such dividends and/or bonus shares as the Company may resolve to distribute, if any.

(b)	The distribution of dividends and the issuance of bonus shares shall be within the authority of the Board of Directors.

(c)
The Shareholders entitled to a dividend and/or bonus shares, as the case may be, shall be those Shareholders who are Shareholders at the time of  the adoption of the resolution to distribute such dividend or bonus shares, or at such later date as may be provided in such resolution (hereinafter: the “Ex-dividend Date”).

(d)	Dividends and/or bonus shares distributed by the Company will be distributed pro rata to the par value of each share.

(e)
Notwithstanding the aforesaid, in the event that the Company has shares with different rights, dividends and/or bonus shares distributed by the Company will be distributed in accordance with the rights attached to its shares with respect to dividend and/or bonus shares.

(f)
In the event that a Shareholder has not rendered payment to the Company in full of the consideration then due to the Company for the Shares issued to him, he will be entitled to a dividend and/or bonus shares with respect only to a number of shares proportionate to the amount paid or credited as of the Ex-Dividend Date, pro rata temporis, on account of the consideration then due.

27.2	Distribution of Dividends

(a)	The Company may distribute dividends subject to and in accordance with the provisions of the Companies Law.

(b)
Where a share with respect to which a dividend is to be distributed is jointly owned, any dividend distributed by the Company with respect to such jointly-owned share will be paid to that joint owner whose name appears first in the Share Registry.

27.3	Distribution of Bonus Shares

(a)	Subject to the provisions of the Companies Law, the Board of Directors may issue bonus shares.

(b)
In the event that bonus shares are distributed, the Company shall convert to share capital, by resolution of the Board of Directors, a portion of its profits and/or premium paid to it on shares and/or from any other source included in its equity in accordance with the latest Financial Statements, an amount equal to the par value of the Bonus Shares.

(c)	As part of any resolution with respect to the distribution of Bonus Shares, the Board of Directors will empower a person to sign the allotment agreement of Bonus Shares on behalf of the Shareholders.

28.	The Office

28.1	The Company shall maintain a registered office in Israel, to which any notice to the Company may be submitted (hereinafter: the “Office”).

28.2	Subject to Article 28.1 above, the Company may change the address of the Office, as may be determined from time to time by the Board of Directors.

29.	The Shareholders Register

29.1	The Company will maintain a Shareholders Register and a Material Shareholders Register in accordance with the Companies Law.

29.2	The Shareholders Register will be prima facie proof of the content thereof in the case of any conflict between the content of the Shareholders Register and that of any Share Certificate.

29.3	All reports received by the Company under the Securities Law with respect to the shareholdings of Material Shareholders will be kept in the Material Shareholders Register.

29.4	Modifying and Amending the Shareholders Register

The Company shall change the registration of ownership of shares in the Shareholders Register and, where applicable, in the Material Shareholders Register, in any of the following cases:

(a)	The Company has received a Share Transfer Deed in accordance with Article 16 hereinabove, and the Board of Directors has not declined to transfer the shares.

(b)	It has been proven to the Company that the conditions for transferring the shares have been fulfilled.

(c)	The Board of Directors is convinced that there is an error in the content of the Shareholders Register.

(d)
Any other circumstances constituting sufficient cause, in accordance with these Articles or the Companies Law, to record a change in the Shareholders Register, including assignment of the shares by operation of law.

(e)	The Company has received a court order to change the Shareholders Register.

29.6	Additional Shareholders Register outside Israel

The Company may maintain an additional Shareholders Register outside of Israel, in which case the Company shall record in its primary Shareholders’ Register the number of shares recorded in the aforesaid additional Shareholders Register and, if such shares are numbered, the serial numbers of those shares recorded in said additional Shareholders Register. Other procedures regarding said additional Shareholders Register shall be determined by the Board of Directors, to the extent they are not set forth in the Regulations.

29.7	Inspecting the Shareholders Register

The Shareholders Register and the Material Shareholders Register shall be open for inspection by any person.

30.	Directors Register

The Company will maintain a Directors Register, which shall contain a listing of the names and addresses of the Directors of the Company and their Alternates, in accordance with the Companies Law.

31.	Encumbrances Register

31.1	The Company will maintain an Encumbrances Register which will include:

(a)	Encumbrances placed upon specific assets of the Company.

(b)	Floating charges on the Company’s enterprise and property.

31.2	The Encumbrances Register will be kept at the Office, together with copies of any documents creating or placing an encumbrance.

31.3	The Encumbrances Register, together with copies of the documents set forth in Article 31.2 above, will be open for inspection, free of charge, by any Shareholder or creditor of the Company.

31.4
The Encumbrances Register will be open for inspection by any person other than a Shareholder of creditor of the Company, for a fee in such amount as may be determined by the Company from time to time, provided however that the amount of such fee shall not exceed the maximum amount specified in the Regulations..

32.	The Register Of Secured Debenture Holders

32.1
The Company will maintain a Register of Secured Debenture Holders, in which the name of each Secured Debenture Holder, the amount of any Debenture, the interest thereupon, the date of payment thereof and the encumbrance given as security for the Debenture, will be entered.

32.2	The Debenture Holders Register will be maintained in the Office, together with a copy of a Debenture from each Series of Debentures issued by the Company.

32.3
The Debenture Holders Register and copies of Debentures as provided in 32.2 above will be open for inspection by Shareholders and Debenture Holders; provided, however, that the Board of Directors may resolve to close same for a period or periods of time not exceeding, in the aggregate, 30 (thirty) days in each calendar year.

33.	Notices

33.1
Notices to shareholders and other documents delivered to the Shareholders registered in the Shareholders Register (hereinafter: “Notices”) shall be delivered to such Shareholders personally, by mail or facsimile transmission, or by electronic mail, to the address recorded in the Shareholders Register.

33.2
A Notice delivered personally shall be deemed received by the Shareholder upon its delivery. A Notice sent by facsimile transmission or by electronic mail shall be deemed received by the Shareholder on the business day following the day on which it was sent. A Notice sent by mail shall be deemed received by a Shareholder whose address is in Israel 72 hours after its delivery or, if the address of a Shareholder is outside of Israel, within 120 hours after the Notice is delivered to a post office in Israel.

FORM OF PROXY CARD

CAMTEK LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
NOVEMBER 10, 2022

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoints Messrs. Rafi Amit and Moshe Eisenberg or either one of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this Proxy, all of the Ordinary Shares of Camtek Ltd. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 16:00 p.m. on Thursday, November 10, 2022 at the Company's offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel, and any adjournment or postponement thereof (the "Meeting").

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S), IF SUCH DIRECTION IS MADE BY THE SHAREHOLDER. IF NO SUCH DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ALL PROPOSALS, AND AS SUCH PROXIES DEEM ADVISABLE WITH DISCRETIONARY AUTHORIZATION ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CAMTEK LTD.

November 10, 2022

Please date, sign and mail your proxy card in the envelope provided as soon as possible

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS NO. 1, 2, 3, AND 4
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
_________________________________________________________________________

	FOR	AGAINST	ABSTAIN
1. Re-election of six directors:
1.1. Rafi Amit	☐	☐	☐
1.2. Yotam Stern	☐	☐	☐
1.3. Moty Ben-Arie	☐	☐	☐
1.4. Orit Stav	☐	☐	☐
1.5. Leo Huang	☐	☐	☐
1.6. I-Shih Tseng	☐	☐	☐
2. Re-appointment of Mr. Rafi Amit as Chairman of the Board of Directors, while continuing to serve as the Company’s CEO:	☐	☐	☐

Do you have a "personal interest" in this item 2?	YES	NO
Under the Companies Law, in general, a person is deemed to have a personal interest if any member of his or her immediate family, or the immediate family of its spouse, has a personal interest in the adoption of the proposal; or if a company, other than Camtek, that is affiliated with such person, has a personal interest in the adoption of the proposal. For further information regarding "personal interest", please see the explanation under Item 1 of the Proxy Statement.

PLEASE NOTE THAT IT IS HIGHLY UNLIKELY THAT YOU HAVE A PERSONAL INTEREST IN THIS ITEM 2; you do not have a personal interest in the adoption of this proposal just because you own Camtek shares.

3. Approval of an amendment to the Company's Articles of Association.	☐	☐	☐

4.    Re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent auditors until the conclusion of the 2023 annual general meeting of shareholders and authorization of the Company’s Board of Directors to set the annual compensation of the independent auditors, at the Audit Committee’s recommendation, in accordance with the volume and nature of their services.
	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address.          ☐

Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder ________________________________   Date ________________

Signature of Shareholder ________________________________   Date ________________

NOTE:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.